FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of June 2010

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Immediate Report filed with the Israel Securities Authority, Israel, on June 15, 2010 relating to the convening of an annual general meeting of shareholders of the Registrant on July 21, 2010.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated: June 16, 2010

3

Elron Electronic Industries Ltd.
(the "Company")

Re: Immediate Report Pursuant to the Securities Regulations (Transaction
Between a Company and a Controlling Shareholder Thereof), 5761-2001, and
regarding the Convening of an Annual General Meeting of
the Shareholders of the Company

An immediate report (the "Report") is hereby given pursuant to the Companies Law, 5759-1999 (the "Companies Law"), and to the Securities Regulations (Periodic and Immediate Reports), 5730-1970, (the "Immediate Report Regulations") and to the Securities Regulations (Transaction Between a Company and a Controlling Shareholder Thereof), 5761-2001, (the "Transaction with Controlling Shareholder Regulations"), of the convening of an annual general meeting of the shareholders of the Company, which shall be held on July 21, 2010, at 10:30 am, at the Company's offices at 3 Azrieli Center, The Triangular Tower, 42nd Floor, Tel Aviv, on the agenda of which will be the matters described below in this report, including, the approval of the engagement of the Company with IDB Development Corporation Ltd. ("IDB"), an indirect controlling shareholder of the Company, in an arrangement regarding the use by IDB of available office rooms at the Company's offices as well as the approval of the Company's engagement with IDB in an arrangement regarding the use by the Company of computer systems' technical assistance and related support services provided by IDB's support center. The aforesaid engagements (the "Engagements") are transactions in which a controlling shareholder of the Company has a personal interest, as specified in this report. It is hereby clarified that this Immediate Report replaces the Report issued by the Company on April 13, 2010.

Part A – Required Details Pursuant to the Transaction with a Controlling Shareholder Regulations

1.	Summary and Principal Terms of the Engagements

1.1.	Company's Engagement with IDB in an arrangement providing for the use of space in the Company's offices.

It is proposed to approve the Company's engagement with IDB in an arrangement according to which IDB may use, to the extent it shall be interested in doing so, available office rooms at the Company's offices at 3 Azrieli Center, Tel Aviv (on the 42nd floor) which the Company does not use (if and to the extent there shall be such available office rooms, from time to time), and subject to the provisions of the lease agreement regarding the Company's offices. In consideration for the use of such available office rooms which IDB shall wish to use, IDB shall pay the Company an amount per square meter equal to the amount per square meter according to the rental fees (including management fees to the management company of the building in which the Company's offices are located) and the municipality taxes which the Company pays for its offices. The calculation of the amount per such square meter shall be according to the total net area (in square meters) of the Company's offices and office rooms which shall be used by IDB without taking into account a pro rata share of the public areas located outside the Company's offices. As of the date of this report, the consideration for such use amounts to NIS 170.47 per square meter per month, linked to the Israeli Consumer Price Index (the "Index") (based on the Index of December 2009) plus VAT according to the law.

1.2.	The Company's engagement with IDB in an arrangement to receive support center services

It is proposed to approve the Company's engagement with IDB in an arrangement according to which the Company shall receive technical assistance and related support services for the Company's computer systems from IDB's support center (the "Support Center"), in consideration for participation by the Company in a pro rata share of the direct expenses related to the operation and maintenance of the Support Center. The Company shall bear such expenses according to the ratio between the number of computer terminals in the Company (including the Company's subsidiary, RDC – Rafael Development Corporation Ltd.) and the aggregate  computer terminals of IDB and its  group companies who receive the Support Center services.

2.	Controlling Shareholders with Personal Interest in the approval of the Engagements and the Nature of their Personal Interest

2.1.
To the best of the Company's knowledge, the following may be considered controlling shareholders with a personal interest (within the meaning of these terms in the Companies Law) in the approval of the Engagements:

2.1.1.
IDB is considered an indirect controlling shareholder of the Company by virtue of IDB's control of Discount Investment Corporation Ltd. ("DIC"), which is considered a controlling shareholder of the Company as specified below. IDB has a personal interest in the approval of the Engagements being that IDB is a direct party to them.

2.1.2.
DIC is considered a controlling shareholder of the Company, by virtue of DIC's holdings on June 10, 2010 which amount to 50.48% of the Company's issued share capital and voting rights in the Company. DIC is a public company whose shares are traded on the Tel Aviv Stock Exchange ("TASE"). To the best of the Company's knowledge, as of the date of this report, approximately 73.50% of the share capital and voting rights of DIC is held by IDB. Therefore, DIC may be considered as having a personal interest in the approval of the Engagements, in light of the fact that such Engagements are between the Company and a controlling shareholder of DIC.

2.1.3.
To the best of the Company's knowledge, as of June 14, 2010  approximately 62,117.68 shares of the Company (approximately 0.21% of the Company's issued share capital and of the voting rights therein) are held by Clal Insurance Enterprises Holdings Ltd., a public company controlled by IDB; approximately 355,212.97 shares of the Company (approximately 1.20% of the Company's issued share capital and of the voting rights therein) are held by Clal Finance Ltd., a public company indirectly controlled by IDB; and approximately 142 shares of the Company are held by Taavura Special Projects Ltd., a company indirectly controlled by IDB and controlling shareholders in IDB. Therefore, the shares mentioned in this section above shall be deemed as held by the persons who have a personal interest in the approval of the Engagements.

3.	Names of the Directors with Personal Interest in Approving the Engagements and the Nature of their Personal Interest

The following directors may be considered to have a personal interest in the approval of the Engagements: Arie Mientkavich, Shay Livnat, Dori Manor, Avi Fischer, Ami Erel and Rona Dankner. The personal interest of Messrs. Arie Mientkavich, Shay Livnat, Dori Manor, Avi Fischer, Ami Erel and Rona Dankner in the approval of the aforementioned Engagements results from their office and/or the office of their relatives as directors and/or officers and/or their being stakeholders and/or being relatives of stakeholders in DIC and/or IDB and/or in companies controlling IDB

Part B – Details in Connection with the Convening of an Annual General Meeting

4.	The Matters on the Agenda and a Summary of the Proposed Resolutions

4.1	To approve the engagement of the Company with IDB in an arrangement providing for the use of space in the Company's offices, as described in Section 1 of this report.

4.2	To approve the engagement of the Company with IDB in an arrangement to receive support center services, as described in Section 2 of this report.

4.3
To re-elect Arie Mientkavich, Avraham Asheri, Gabi Barbash, Rona Dankner, Ami Erel, Avraham Fischer, Shay Livnat, Dori Manor and Arieh Ovadia as directors of the Company until the next annual general meeting of the Company, in addition to the external directors who hold office.

4.4
To appoint Kost, Forer, Gabbay & Kasierer as the Company's auditors for another term until the next annual general meeting of the Company and authorize the Audit Committee and the Board of Directors to determine the audit fees.

4.5	To report to the general meeting on the audit fees for 2009.

4.6.	To approve a Bonus to the Chairman of the Board of Directors, Mr. Arie Mientkavich. For additional details, see Section 11.2 of this report.

4.7.	To approve a Bonus to a Director, Prof. Gabi Barbash. For additional details, see Section 11.3 of this report.

4.8.	To consider the Financial Statements of the Company for 2009.

5.	Place and Date of the Meeting

An annual general meeting of the Company's shareholders shall be held on July 21, 2010, at 10:30 am, at the Company's registered office at 3 Azrieli Center (The Triangular Tower, 42nd Floor), in Tel Aviv (the "Meeting"). The meeting's agenda shall include the resolutions specified in this report.

6.	Entitlement to Vote and Effective Date

The effective date for the entitlement of a shareholder to participate and vote in the meeting, pursuant to Section 182 of the Companies Law and Section 3 of the Companies Regulations (Voting in Writing and Position Statements), 5765-2005, is June 21, 2010 (the "Record Date").

A shareholder of the Company may participate and vote in the meeting in person or appoint a proxy who shall be authorized to participate in the general meeting and vote on his behalf (pursuant to the provisions of the Company's articles). A letter of appointment appointing a proxy as aforesaid for the vote (the "Letter of Appointment") shall be made in writing and signed by the appointing party, and if the appointing party is a corporation, the Letter of Appointment shall be signed in such a manner as shall be legally binding on the corporation. The Letter of Appointment shall be deposited at the Company's offices at least 48 hours prior to the commencement of the Meeting or the adjourned meeting, as the case may be.

Pursuant to the Companies Regulations (Proof of Holding of a Share for Voting at the General Meeting), 5760-2000, a shareholder in whose favor a share is registered with a TASE member, which share is included among the shares registered in the shareholders' register in the name of the transfer agent, who wishes to vote at the meeting, will provide the Company with confirmation regarding his holding of the share on the Effective Date, which must be received from the TASE member with which his right to the share is registered, in accordance with the requirements of the said regulations.

7.	Legal Quorum and Adjourned Meeting

A legal quorum shall be constituted upon the presence, either in person or by proxy, of at least two shareholders holding in total more than 33.3% of the issued shares conferring voting rights in the Company, within one half hour of the time scheduled for the opening of the meeting. In the absence of a legal quorum at the general meeting one half hour after the time scheduled for commencement of the meeting, the general meeting shall stand adjourned for one week, on the same day at the same time and in the same place. If no legal quorum shall be formed at the adjourned meeting one half hour after the time scheduled for the meeting, then one shareholder holding at least 25% of the issued share capital of the Company, present either in person or by proxy, shall constitute legal quorum.

8.	Required Majority

8.1.
The majority required for adoption of the proposed resolutions specified in Section 12.1.1 and 12.1.2 of this report (the resolutions regarding approval of the Engagements) is a majority of the votes of the shareholders present, either in person or by proxy or via written proxies, who are entitled to participate in the meeting and who are participating in the vote, provided that one of the following is met:

(1)
The majority vote includes at least one third of all of the votes of the shareholders who have no personal interest in the approval of the Engagements, who are participating in the vote; the count of all votes of the said shareholders shall exclude abstentions.

(2)	The total dissenting votes from among the shareholders stated in subparagraph (1) above shall not have exceeded one percent of the total voting rights in the Company.

8.2.
The majority required for adoption of the proposed resolutions specified in Sections 12.1.3, 12.1.4, 12.1.5 and 12.1.6  of this report is a majority of the votes of the shareholders present, either in person or by proxy or via written proxies, who are entitled to participate in the meeting and who are participating in the meeting.

9.	Deed of Vote, Position Statements and Proxy Card

9.1.	Written Proxy and Position Statements

A shareholder may vote at the meeting with respect to the proposed resolutions on the agenda through a written proxy as specified below. The language of the written proxy and position statements in respect of the meeting may be found on the distribution website of the Israel Securities Authority ("ISA") at www.magna.isa.gov.il and on the website of Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il. A shareholder may approach the Company directly and receive therefrom, free of charge, the language of the written proxy and the position statements. The vote shall be cast on the second part of the written proxy, as published on the distribution website of the ISA, stated above.

A TASE member will send, free of charge, via e-mail, a link to the language of the written proxy and the position statements on the distribution website of the ISA to any shareholder who is not registered in the shareholders' register of the Company and whose shares are registered with the TASE member, if the shareholder shall have given notice to the same TASE member that he so wishes, provided that the notice is given with respect to a specific securities account and on a date prior to the Effective Date.

A shareholder whose shares are registered with a TASE member may receive confirmation of the holding from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address in consideration for the delivery cost only, if he shall have so requested, provided that a request for this purpose shall be made in advance for a specific securities account.

In addition, shareholders whose shares are registered with American Stock Transfer ("AST") only, whether registered in such shareholders' name or held with a broker in the United States., are entitled to vote their shares by delivering the proxy card (see Appendix C) to AST or to the broker through which the shares are held, as the case may be. The language of the proxy card may be viewed at the Company's website specified below, and will be sent to such shareholders. The votes may be cast by such shareholders only, according to the voting instructions set forth in the proxy card. The proxy card must be delivered to the Company's offices up to 48 hours before the date of the convening of the meeting.

The deed of vote and the documents necessary to attach thereto (as specified in the deed of vote) must be delivered to the Company's offices up to 72 hours before the date of the convening of the meeting, i.e. by July 18, 2010 at 10:30 a.m. For this purpose, the "date of delivery" is the date on which the deed of vote and the documents necessary to attach thereto shall have arrived at the Company's offices.

The last date for delivery of position statements to the Company is: July 1, 2010. The last date for delivery of the response of the board of directors to position statements, if and insofar as position statements of shareholders shall be submitted and the board of directors shall choose to submit its response to the said position statements, is: July 6, 2010.

A deed of vote and position statements shall be delivered by hand delivery or via registered mail.

As of June 10, 2010, the number of shares which constitute 5% of the total voting rights in the Company is 1,482,501 ordinary shares of the Company. As of the date of this report, the number of shares which constitute 5% of all of the voting rights which are not held by the controlling shareholder of the Company, as defined in Section 268 of the Companies Law, is 713,149 ordinary shares of the Company.

A shareholder who participates in the vote at the meeting, whether in person or by proxy, shall notify the Company before the vote at the meeting, or if the vote is via deed of vote – on the deed of vote by marking in Part B of the deed of vote in the place designated therefor, whether or not he has a personal interest in the approval of the Engagements on the agenda of the meeting. If a shareholder or his proxy shall not have given notice as aforesaid, he shall not vote at the meeting and his vote will not be counted in the vote for approval of the Engagements.

10.	Inspecting the Immediate Report

A copy of this report is available for inspection at the Company's offices at 3 Azrieli Center (the Triangular Tower 42nd floor) Tel Aviv, after prior telephonic coordination with the Company’s secretarial office at Telephone: 972-3-6075555 on Sunday – Thursday (except for holiday eves and holidays) between 9:00 a.m. and 4:00 p.m., until the date of the convening of the meeting, as well as on the distribution website of the ISA at www.magna.isa.gov.il.

In addition, a copy of this report will be available on the Company's website at www.elron.com, and on the distribution website of the Securities and Exchange Commission at www.sec.gov.

Elron Electronic Industries Ltd.
(the “Company”)

June 15, 2010

To	To
The Securities Authority	The Tel Aviv Stock Exchange Ltd.
22 Kanfey Nesharim St.	54 Achad Ha’am St.
Jerusalem	Tel Aviv

Via Magna	Via Magna

Re: Immediate Report Pursuant to the Securities Regulations (Transaction
Between a Company and its Controlling Shareholder), 5761-2001, and regarding the Convening of an Annual General Meeting of the Shareholders of the Company

An immediate report is hereby given pursuant to the Companies Law, 5759-1999 (the "Companies Law") and to the Securities Regulations (Periodical and Immediate Reports), 5730-1970, (the "Immediate Report Regulations") and to the Securities Regulations (Transaction Between a Company and its Controlling Shareholder), 5761-2001, (the "Transaction with a Controlling Shareholder Regulations"), of the convening of an annual general meeting of the shareholders of the Company, which shall be held on July 21, 2010, at 10:30 a.m, at the Company's offices at 3 Azrieli Center, the Triangular Tower, 42nd Floor,  Tel Aviv, on the agenda of which will be the matters described below in this report, including, the approval of an engagement of the Company with IDB Development Corporation Ltd. ("IDB"), an indirect controlling shareholder of the Company, in an arrangement regarding the use by IDB of office space in the Company's offices as well as the approval of  the Company's engagement with IDB in an arrangement regarding the Company's use of technical assistance services for computer systems provided by IDB's support center The aforesaid engagements (the "Engagements") are transactions in which a controlling shareholder in the Company has a personal interest, as specified in this report. It is hereby clarified that this Immediate Report replaces the Report issued by the Company on April 13, 2010.

Part A – Required Details Pursuant to the Transaction with a Controlling Shareholder Regulations

Summary Description and Principal Terms of the Engagements

1.	Approval of the Company's engagement with IDB in an arrangement for provision of use of office space within the Company's offices.

1.1.
It is proposed to approve the Company's engagement with IDB in an arrangement according to which IDB may use, to the extent it shall be interested in doing so, available offices at the Company's offices at 3 Azrieli Center (the Triangular Tower, 42nd Floor), Tel Aviv (the "Company's Offices"), which the Company does not use, if and to the extent there shall be from time to time, such available offices (the "Engagement for Use of Office Space").

1.2.	The Principal Terms of the Engagement for Use of Office Space

1.2.1.
The Term of Engagement – the Engagement for Use of Office Space shall be in effect until the expiration of the period in which the Company's offices shall be leased to the Company (including extensions of such periods from time to time). Notwithstanding the aforesaid, the Company shall have the right to terminate at any time the Engagement for Use of Office Space by a two months advance written notice thereof  to IDB.

1.2.2.
The Consideration – in consideration for the use of offices which IDB shall wish to use ("Space Used by IDB"), IDB shall pay the Company an amount per square meter equal to the amount per square meter according to the rental fees (including management fees to the management company of the building in which the Company's offices are located) and the municipal taxes that the Company pays for its offices. The calculation of the amount per square meter as aforesaid and the calculation of the consideration for use shall be done according to the total net area (in square meters) of the Company's offices and of areas used by IDB, respectively, without taking into account the pro rata share of public areas located outside the Company's offices (the "Price Per Sqm")

1.2.3.	As of the date of this report, the Price Per Sqm is approximately NIS 170.47 per month (linked to the Israeli consumer price index based on the index of December 2009) plus VAT according to law.

1.2.4.
The payment for space used by IDB shall be made at the end of each quarter, within 30 days from the issuance of an invoice by the Company, for the total sum of the bill for that quarter, in accordance with the size and length of time during which the space was used by IDB for such quarter.

1.2.5.	IDB shall indemnify the Company for any damage caused to the Company due to harm to property or body caused as a result of the use of the space by IDB.

2.	The Company's engagement with IDB in an arrangement for receipt of support center services

2.1.
It is proposed to approve the engagement of the Company with IDB in an arrangement according to which the Company shall receive technical assistance and related support services for the Company's computer systems from IDB's support center (the "Support Center") in consideration for the participation by the Company in the pro rata  share of the direct expenses related to the operation and maintenance of the Support Center (the "Engagement to Receive Support Services").

2.2.	The Principal Terms of the Engagement

2.2.1.
Term of the Engagement – the Engagement to Receive Support Services  is not limited in time, and any of the parties may terminate it at any time, by a written notice to the other party at least 60 days in advance.

2.2.2.
The type of expenses that the Company shall bear – the Company shall bear its share in the direct costs related to the operation and maintenance of the Support Center and which shall be actually incurred by IDB which include, inter alia, the cost of use of communication lines, cost of use of software, cost of hardware purchases, cost of rental of the area of the Support Center and payments related to the rent such as municipal taxes, electricity and phone lines, as well as the cost of the salary of the Support Center manager (the "Support Center Costs").

2.2.3.
The manner of calculating the consideration that shall be paid by the Company – the sum that the Company shall pay to IDB for each quarter, shall be determined in accordance with the ratio between the number of the computer terminals in the Company (including the Company's subsidiary, RDC – Rafael Development Corporation ("RDC"), 50.1% of the capital and voting rights of which are held by the Company) which shall receive the services of the Support Center as aforesaid, and the total computer terminals of IDB and the companies in the IDB Group, which shall receive the Support Center services, out of the actual total costs of the Support Center in that quarter (the "Participation Sum"). The Company shall pay the Participation Sum plus VAT according to law, within 30 days after the issue of an invoice by IDB to the Company for that quarter.

2.2.4.
The Engagement to Receive Support Services is in force as of July 1, 2009, (the "Commencement Date of the Engagement") since the Company has actually received the Support Center services commencing on that date, and accordingly the Company shall bear its share in the costs of the Support Center as aforesaid for the period since that date. The Participation Sum owing by the Company for the period from the Commencement Date of the Engagement until December 31, 2009, is approximately NIS 56,000 plus VAT according to law.

2.2.5.
RDC shall pay to the Company RDC's share in the Participation Sum, according to the ratio between the number of the computer terminals in the Company and the number of the computer terminals in RDC, which shall receive the services of the Support Center as aforesaid.

2.3.	The expenses the Company shall bear in relation to the receipt of support center services from IDB are set forth in Section 8.2 below.

3.	The Engagement to Receive Support Services and the Engagement for use of Office Space shall be referred to hereinafter as the "Engagements".

4.	The Controlling Shareholders having a Personal Interest in the approval of the Engagements and the Nature of their Personal Interest

4.1
To the best of the Company's knowledge, the following may be considered controlling shareholders with personal interest (within the meaning of these terms in the Companies Law) in the approval of the Engagements:

4.2.
IDB is considered an indirect controlling shareholder of the Company by virtue of IDB's control of Discount Investment Corporation Ltd. ("DIC") which is considered as a controlling shareholder of the Company as specified below. IDB holds a personal interest in the approval of the Engagements being that IDB is a direct party to them.

4.3.
DIC is considered a controlling shareholder in the Company, by virtue of its holdings as of June 10, 2010, which amount to 50.48% of the Company's issued share capital and voting rights in the Company. DIC is a public company whose shares are traded on the Tel Aviv Stock Exchange. To the best of the Company's knowledge, as of the date of this report, approximately 73.50% of the capital and voting rights of DIC are held by IDB. Therefore, DIC may be considered as having a personal interest in the approval of the Engagements, in light of the fact that they are  between the Company and a controlling shareholder of DIC.

4.4.
To the best of the Company's knowledge, as of June 14, 2010, approximately 62,117.68 shares of the Company (approximately 0.21% of the Company's issued share capital and of the voting rights therein) are held by Clal Insurance Enterprises Holdings Ltd., a company controlled by IDB; approximately 355,212.97 shares of the Company (approximately 1.20% of the Company's issued share capital and of the voting rights therein) are held by Clal Finance Ltd., a company indirectly controlled by IDB; and approximately 142 shares of the Company are held by Taavura Special Projects Ltd., and indirectly controlled by IDB and controlling shareholders in IDB. Therefore, the shares mentioned in this section above shall be deemed as held by the persons who have personal interest in the approval of the Engagements.

4.5.
To the best of the Company's knowledge, as of June 14, 2010, IDB is fully owned (directly and indirectly) by IDB Holdings Corporation Ltd. ("IDB Holdings"). To the best of the Company’s knowledge, IDB Holdings is a public company whose shares are listed for trading on TASE, the controlling shareholders and their holdings therein at based on recent filings up until June 14, 2010 being, to the best of the Company's knowledge as follows:

4.5.1.
Ganden Holdings Ltd. ("Ganden Holdings"), a private company  registered in Israel, which holds, directly and via Ganden Investment IDB Ltd. ("Ganden"), a private company registered in Israel, indirectly wholly owned by it, approximately 54.72% of the issued share capital and voting rights in IDB Holdings, as follows: Ganden holds approximately 37.22% of the issued share capital and voting rights of IDB Holdings and Ganden Holdings holds directly approximately 17.50% of the issued share capital and voting rights of IDB Holdings. In addition, Shelly Bergman (one of the controlling shareholders in Ganden Holdings) holds, via a wholly owned private company registered in Israel, approximately 4.17% of the issued share capital and voting rights of IDB Holdings.

4.5.2.
Manor Holdings B.A. Ltd. (“Manor Holdings”), a private company registered in Israel, holds, directly and via Manor Investments – IDB Ltd. (“Manor”), a private company registered in Israel, which is a subsidiary thereof, approximately 13.30% of the issued share capital and voting rights of IDB Holdings, as follows: Manor holds approximately 10.25% of the issued share capital and voting rights of IDB Holdings, and Manor Holdings directly holds approximately 3.05% of the issued share capital and voting rights of IDB Holdings. The controlling shareholders (and additional principal shareholders) of Manor Holdings are as specified below.

4.5.3.
Avraham Livnat Ltd., a private company registered in Israel, holds directly and via Avraham Livnat Investments (2002) Ltd. (“Livnat”), a wholly owned private company registered in Israel, approximately 13.31% of the issued share capital and voting rights of IDB Holdings, as follows: Livnat holds approximately 10.20% of the issued share capital and voting rights of IDB Holdings and Avraham Livnat Ltd. holds directly approximately 3.11% of the issued share capital and voting rights of IDB Holdings.

4.5.4.
To the best of the Company's knowledge as of the date hereof, Ganden, Manor and Livnat jointly hold, by virtue of the shareholder's agreement between them with respect to their joint holdings and control of IDB Holdings, the term of which is until May 2023 (the “IDB Holdings Shareholders’ Agreement”), approximately 51.7% of the issued share capital of IDB Holdings, as follows: [1] Ganden – approximately 31.02%; [2] Manor – approximately. 10.34%; and [3] Livnat – approximately 10.34%.

4.5.5.
To the best of the Company's knowledge, the IDB Holdings Shareholders' Agreement contains, inter alia, an arrangement for prior coordination of a unified vote at IDB Holdings' shareholders' meetings, the exercise of voting power to obtain maximum representation for the persons recommended by Ganden, Manor and Livnat on the Board of Directors of IDB Holdings, as well as representation on the Board of Directors of its principal subsidiaries; determining the identity of the persons holding the office of the Chairmen of the Board of Directors and deputies thereof in IDB Holdings and  in its principal subsidiaries; limitations with respect to transactions in the shares of IDB Holdings, which constitute a part of the control block (including  a right of first offer, tag-along right to the sale or transfer of IDB Holdings' shares and a right to Ganden to compel Manor and Livnat to sell together with Ganden the control block shares to a third party, upon the existence of certain circumstances); the mutual agreement of Ganden, Manor and Livnat to do everything in their power, subject to the provisions of any law, in order to ensure that IDB Holdings shall distribute to its shareholders, every year, at least half of the annual distributable profits, and also that each of the companies held by IDB Holdings (including the Company) shall adopt a policy aspiring to distribute as a dividend to its shareholders, every year, at least half of the distributable annual profits, and all this, provided that no significant prejudice is caused to the cash flow or the plans as approved and adopted from time to time by their Boards of Directors;

4.5.6.
To the best of the Company's knowledge, the additional holdings in IDB Holdings as aforesaid, which are held by Ganden Holdings at a rate of approximately 17.50%, by Ganden at a rate of approximately 6.20%, by Manor Holdings at a rate of approximately 2.96%, by Avraham Livnat Ltd., at a rate of approximately 2.97% and by Shelly Berman, via a company fully owned thereby, at a rate of approximately 4.17%, are not included in the "control block," as defined in the IDB Holdings Shareholders' Agreement.

4.5.7.
To the best of the Company's knowledge, Ganden Holdings is a private company, the controlling shareholders therein being Nochi Dankner, who holds, directly and via a company controlled by him, approximately 56.30% of the issued share capital and the voting rights of Ganden Holdings, and Shelly Bergman who holds approximately 12.41% of the issued share capital and voting rights of Ganden Holdings.  The aforesaid controlling shareholders are deemed as holding together approximately 68.71% of the issued share capital and voting rights of Ganden Holdings, inter alia, by virtue of a prior cooperation and coordination agreement between them. It shall be further noted, that Nochi Dankner acts as the Chairman of the Board of Directors of IDB Holdings, of  IDB and of DIC.

4.5.8.
To the best of the Company's knowledge, Successful Investment Ltd. ("Successful Investment"), a company fully-owned by Mr. Tzur Daboosh, holds approximately 1.67% of the issued share capital and voting rights of Ganden Holdings; for the sake of caution and in view of Tzur Daboosh's undertaking vis-à-vis Nochi Dankner to voteby virtue of all of the shares of Tzur Daboosh of Ganden Holdings, together with Nochi Dankner, in accordance with the voting and the instructions of Nochi Dankner, Successful Investment and Tzur Daboosh may be deemed, for as long as the aforesaid undertaking remains in force, as holding together with Nochi Dankner, in the means of control of Ganden Holdings and therefore they may also be deemed as controlling shareholders of Ganden Holdings. Further principal shareholders of Ganden Holdings, which are corporations, are as follows: Nolai B.V. (a private company that is held indirectly by The L.S. Settlement, which is held in trust by a Gibraltar law firm, whose beneficiaries are the children and descendants of Ms. Anna Shimmel) holds approximately 9.99% of the issued share capital and voting rights of Ganden Holdings. Avi Fischer, personally and via a company controlled by him and his spouse, holds, directly and indirectly, approximately 9.1% of the issued share capital and voting rights of Ganden Holdings.

4.5.9.
To the best of the Company's knowledge, Manor is a company controlled by Yitzchak Manor and his spouse, Ruth Manor. Yitzhak Manor and Ruth Manor, as well as their four children, Dori Manor, Tamar Morel, Michal Topaz and Sharon Vishniya, hold all of Manor’s shares, via two private companies – Manor Holdings and Euro Man Automative Ltd. ("Euro Man"), as follows: Ruth and Yitzchak Manor hold all of the shares of Manor Holdings, which holds 60% of Manor’s shares; in addition, Ruth and Yitzchak Manor and their aforesaid children hold all of the shares of Euro Man, which holds 40% of the shares of Manor as follows: Ruth Manor and Yitzchak Manor  each hold 10% of the shares of Euro Man; Dori Manor, Tamar Morel, Michal Topaz and Sharon Vishniya each hold 20% of the shares of Euro Man. It shall further be noted that Yitzchak Manor acts as the Vice Chairman of the Board of Directors of IDB Holdings and as a director of IDB Development and DIC, and Dori Manor acts as a director of IDB Holdings, IDB Development, DIC and  the Company.

4.5.10.
To the best of the Company's knowledge, Avraham Livnat Ltd. is a company controlled by Avraham Livnat, which is fully held by Avraham Livnat and his three sons, Ze'ev Livnat, Tzvi Livnat and Shay Livnat, as follows: Avraham Livnat holds 75% of the voting rights of Avraham Livnat Ltd. and Tzvi Livnat holds 25% of the voting rights of Avraham Livnat Ltd., and each one of Ze'ev Livnat, Tzvi Livnat and Shay Livnat holds approximately 33.3% of the capital of Avraham Livnat Ltd. It shall be further noted that Tzvi Livnat acts as a director and deputy CEO in IDB Holdings and as a deputy to the Chairman of the Board of Directors of IDB Development and as a director of DIC, and Shay Livnat acts as a director of IDB Development and  the Company.

5.	The Manner in which the Consideration was Determined

5.1.
The Engagement for Use of Office Space – the amount to be paid by IDB to the Company for space used by IDB was determined in negotiations between the parties and as aforesaid above, is in accordance with the rental (including building management fees) and municipality taxes paid by the Company for the Company's offices.

5.2.
The Engagement  to Receive  Support Services –  the sum that the Company shall pay to IDB  for receipt of the Support Center services was determined in negotiations between the parties and, as aforesaid above, is  in accordance with the ratio between the number of the computer terminals at the Company’s Offices to the computer terminals at the offices of the companies of the IDB Development group, which receive the services of the Support Center.

6.	The Approvals Required for Performance of the Engagements

6.1.	On March 28, 2010 the audit committee of the Company approved the Engagements.

6.2.	On March 28, 2010 the Company's board of directors approved the Engagements.

6.3.	The said Engagements require the approval of the Company's general meeting, which has been convened as specified in Section 12 below.

7.	Specification of Transactions of the Type of the Engagements or transactions Similar to the Engagements, between the Company and the Controlling Shareholder in the Last Two Years

To the best of the Company's knowledge, there are no transactions of the type of the Engagements which are presented for the general meeting’s approval which were signed in the last two years preceding the date of the approval of the Engagements by the board of directors of the Company, or which are still valid on the date of the board of directors' approval, between the Company and the controlling shareholder, or in which the controlling shareholder had a personal interest, with the exception of a transaction from September 2004, in the framework of which the Company, together with IDB and a certain company of the IDB group jointly leased a space at 3 Azrieli Center (the Triangular Tower, 41st floor), Tel Aviv and share among them the costs of that area according to certain fixed rates. In addition, for the sake of caution, the Company engaged in an agreement with DIC in March 2009 according to which the Company receives management and administration services from DIC.

8.	The Reasons of the Audit Committee and the Board of Directors for Approval of the Engagements Contemplated in the Report

The Company’s audit committee and board of directors unanimously approved the Engagements for the reasons specified in brief below:

8.1.	The Engagement for the Use of Office Space

The engagement and the terms and conditions thereof, including the consideration determined for provision of the areas to IDB Development, are reasonable and fair under the circumstances.

The engagement allows the Company to save on expenses in respect of office space that it leases and which it does not require.

The engagement is in the best interests of the Company.

8.2.	The Engagement to Receive Support Services

The audit committee and the board of directors of the Company recorded the following comparative data: based on the costs of the Support Center for 2009, should the Engagement to Receive Support Services have been in effect since the beginning of 2009, the Company's Participation Sum for that period (without VAT) would have been in the amount of approximately NIS 167,000. That is in addition to a cost in the amount of approximately NIS 227,000 which would have been paid by the Company for that same period directly to an external provider for the Company's computer terminals and their maintenance, should the engagement with such external provider have been in effect since the beginning of 2009. In 2009, the Company employed an employee in a full time position which provided the support services for the Company's computer systems, and in addition the Company received computer services from external service providers. The cost of computer services to the Company for 2008 (which includes the cost of employing the aforesaid employee and the cost of the external services) totaled approximately NIS 544,000 (without VAT).

As an internal matter in the Company, the Company's audit committee decided, at the time of approving the Engagement to Receive Support Services, that if the Participation Sum for a certain year shall exceed a total sum of NIS 250,000 (linked to the consumer price index according to the index known at the date of approval of the Engagement to Receive Support Services at the shareholders meeting), the Company's audit committee shall be convened as early as possible in order for it to be updated regarding the matter and consider possible alternatives that would be available at the time to the Company, and other relevant circumstances. In the event that the Company's audit committee should decide that under the circumstances it is appropriate that the Company shall cease using the services of the Support Center, the Company shall notify IDB as soon as possible thereafter, of the termination of the Engagement to Receive Support Services.

The Engagement and its terms, including the consideration set regarding the receipt of the Support Center Services, are reasonable and fair in the circumstances.

The Engagement allows the Company to improve the utilization of its computer system and to save on its operational expenses.

The engagement is in the best interests of the Company.

9.	The Names of the Directors who Participated in the Deliberations at the Audit Committee and at the Board of Directors

9.1.
Messrs: Avraham Asheri, Yaacov Goldman (external director) and Gad Arbel (external director) participated in the resolution of the audit committee of March 28, 2010 regarding the approval of the Engagements.

9.2.
Messrs: Avraham Asheri, Yaacov Goldman (external director), Gad Arbel (external director) and Gabi Barbash participated in the resolution of the board of directors of March 28, 2010 regarding the approval of the Engagements.

10.	The Names of the Directors who have a Personal Interest in the Approval of the Engagements and the Nature of their Personal Interest

The directors specified below may be deemed as having a personal interest in the approval of the Engagements: Arie Mientkavich, Shay Livnat, Dori Manor, Avi Fischer, Ami Erel and Rona Dankner. The personal interest of Messrs. Arie Mientkavich, Shay Livnat, Dori Manor, Ami Erel, Avi Fischer and Rona Dankner in the approval of the Engagements derives from their office and/or the office of their relatives as directors and/or  officers and/or their being stakeholders and/or relatives of stakeholders in DIC and/or in IDB and/or the companies controlling IDB.

Part B – Additional Matters to be Brought for the Approval of the Company's Shareholders

11.	Information in Connection with Additional Matters on the Meeting's Agenda:

11.1.	Election of Directors

             For the details in accordance with Regulation 26 of the Immediate Report Regulations in connection with the directors who are nominated for reelection, please see Appendix  A attached hereto.

The nominees' declaration form pursuant to Clause 224 B(A) of the Companies Law is attached to this report. (The signed declarations in Hebrew have been filed with the Israel Securities Authority.)

11.2.	Approval of payment of a bonus to the Chairman of the Board of Directors – Mr. Arie Mientkavich

On the agenda of the meeting, there is a proposed resolution to approve the payment of a special bonus by the Company to the chairman of the Company's board of directors, Mr. Arie Mientkavich, in the sum of NIS  950,000 for the activities and special contribution of the chairman of the board of directors to the Company's business in 2009.

The compensation which Mr. Mientkavich received from the Company during 2009 is as follows (no other compensation was given during that year):

Details of person receiving compensation				Compensation for services (in NIS)
Name	Position	Scope of position	Rate of holding in the corporation's capital	Salary	Bonus	Payment based on shares	Total
Arie Mientkavich	Chairman of the Board	0.5	0.4% on a fully diluted basis	1,437,645	950,000	549,941	2,937,586

* It should be noted that to the best of the Company's knowledge, Mr. Mientkavich received from Given Imaging Ltd. ("Given Imaging") options to purchase shares of Given Imaging and is entitled to receive restricted share units of Given Imaging for his service as a director of Given Imaging, and that these options and restricted share units are not included in the above table. The Company holds approximately 23% of the share capital and voting rights of Given Imaging, and the Company's subsidiary, RDC, holds approximately 9% of the share capital and voting rights of Given Imaging.

Summary of the reasons of the Company's audit committee and board of directors

For the purpose of the resolution regarding approval of the bonus for the chairman of the Company's board of directors, the audit committee and the board of directors examined and took into account, inter alia, the following parameters: appreciation for Mientkavich's work and contribution to the Company's performance in 2009; leading the Company in processes to significantly reduce its losses and to sell the Company's holdings in Netvision Ltd.;  leading the Company to enhance the managerial input and the investment in certain of the group's companies; leading the Company's efforts to reduce the Headquarter costs in the framework of implementation of an agreement according to which the Company receives management and administration services from DIC;

The audit committee and board of directors approved the payment of the bonus to Mr. Mientkavich on March 18, 2010 and a report was made on March 18, 2010.

The audit committee and the board of directors approved the payment of the bonus to Mr. Mientkavich on the basis of the following considerations:

11.2.1.
In the opinion of the audit committee and the board of directors, payment of the bonus proposed reflects the great appreciation for Mr. Mientkavich's work and contribution to the Company’s performance in 2009, as specified above.

11.2.2.
In the opinion of the audit committee and the board of directors, considering the amount of the bonus and Mr. Mientkavich's contribution to the Company's performance as aforesaid, the scope of the bonus is fair and reasonable under the circumstances.

11.3.	Approval of payment of a bonus to director – Prof. Gabi Barbash

On the agenda of the meeting, there is a proposed resolution to approve the payment of a special bonus by the Company to a director of the Company, Prof. Gabi Barbash, in the sum of NIS 600,000 for his activities and contribution to a  group company of the Company: 3DV Systems Ltd. ("3DV").

The compensation which Prof. Barbash received from the Company during 2009 is as follows (no other compensation was given during that year):

Details of person receiving compensation				Compensation for services (in NIS)
Name	Position	Scope of Position	Rate of holding in the Corporation's capital	Salary	Bonus	Consultation fee	Other	Total
Gabi Barbash	Director		-	76,971	$100,000**	232,185	21,918*	NIS331,074 and $100,000

*Prof. Barbash received compensation for his participation in meetings of the Company’s board of directors in the aggregate annual amount of NIS 21,918 during 2009.

**Prof. Barbash received a special bonus in the sum of $100,000 directly from 3DV further to the sale of 3DV's business which was completed on June 2, 2009.

Summary of the reasons of the Company’s board of directors and audit committee

For the purpose of the resolution regarding approval of the special bonus for Prof. Barbash, the audit committee and the board of directors examined and took into account, inter alia, the following parameters: appreciation for Prof. Barbash's work and contribution to 3DV’s performance since his joining such company as chairman of its board of directors; his assistance in leading the process of improvement of 3DV's condition and results and the active role that he played in the consummation of the successful sale of its business; a financial opinion was presented to the audit committee and the board of directors which was prepared by outside consultants regarding the bonus as well as comparative figures on bonuses for functionaries in a parallel position in public companies of a type and scope of business similar to the Company (the "Opinion").

The audit committee approved the payment of the bonus to Prof. Barbash on August 19, 2009 and again on December 24, 2009. The board of directors approved the payment of the bonus to Prof. Barbash on December 24, 2009. At that time, the Company was not a "Reporting Entity" under Chapter 6 of the Israeli Securities Law, 1968. The audit committee and board of directors approved the payment of the bonus to Prof. Barbash on the basis of the following considerations:

11.3.1.	In the opinion of the audit committee and the board of directors, payment of the bonus proposed reflects the great appreciation for Prof. Barbash's work and contribution to 3DV as specified above.

11.3.2.	The proposed bonus takes into consideration the bonus received by Prof. Barbash from 3DV itself, as aforesaid.

11.3.3.
In the opinion of the audit committee and the board of directors, considering the amount of the bonus, Prof. Barbash's contribution to 3DV as aforesaid, and based on the Opinion, the scope of the bonus is fair and reasonable under the circumstances.

11.3.4.
In the opinion of the audit committee and the board of directors, even considering the fact that Prof. Barbash received a bonus from 3DV itself as well for his activities, as aforesaid, the scope of the bonus to be paid to Prof. Barbash by the Company is fair and reasonable under the circumstances.

Part C – Details in Connection with the Convening of an Annual General Meeting

12.	Notice regarding the Convening of an Annual General Meeting

The annual general meeting of the Company's shareholders (the "Meeting"), shall be held on July 21, 2010 at 10:30 a.m., at the Company's registered office at 3 Azrieli Center (The Triangular Tower, 42nd floor) in Tel Aviv.

12.1.        The Meeting's agenda shall include the following proposed resolutions:

12.1.1.	To approve the Engagement for Use of Office Space as specified in Section 1 of this report.

12.1.2.	To approve the Engagement to Receive Support Services as described in Section 2 of this report.

12.1.3.
To reelect Arie Mientkavich, Avraham Asheri, Gabi Barbash, Rona Dankner, Ami Erel, Avraham Fischer, Shay Livnat, Dori Manor and Arieh Ovadia as directors of the Company until the next annual general meeting of the Company, in addition to the external directors who hold office.

12.1.4.
To appoint Kost, Forer, Gabbay & Kasierer as the Company's auditors for another term until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees.

12.1.5.
To approve payment of a bonus to the chairman of the board of directors, Mr. Arie Mientkavich, in the sum of NIS 950,000 in view of the activities and special contribution of the chairman of the board of directors to the Company's business in 2009.

12.1.6	To approve payment of a special bonus to Prof. Gabi Barbash, a director of the Company, in the sum of NIS 600,000 in view of his activities and contribution to 3DV.

12.2.	The majority required for the adoption of the resolutions at the general meeting

12.2.1.
The majority required for adoption of the proposed resolutions specified in Section 12.1.1 and in Section 12.1.2 above (the resolutions regarding the approval of the Engagements) is a majority of the votes of the shareholders present, either in person or by proxy or via written proxies, who are entitled to participate in the meeting and who are participating in the vote, provided that one of the following is met:

a.
The majority vote includes at least one third of all of the votes of the shareholders who have no personal interest in approval of the Engagements, who are participating in the vote; the count of all votes of the said shareholders shall exclude abstaining votes.

b.	The total dissenting votes from among the shareholders stated in subparagraph (1) above shall not have exceeded one percent of the total voting rights in the Company.

12.2.2.
The majority required for adoption of the proposed resolutions specified in Sections 12.1.3, 12.1.4, 12.1.5 and 12.1.6 above  is a majority of the votes of the shareholders present, either in person or by proxy or via written proxies, who are entitled to participate in the meeting and who are participating in the meeting.

12.3.	Legal Quorum

A legal quorum shall be constituted by the presence, either in person or by proxy, of at least two shareholders holding in total more than 33.3% of the issued shares conferring voting rights in the Company, within one half hour of the time scheduled for the opening of the meeting. In the absence of a legal quorum at the general meeting one half hour after the time scheduled for commencement of the meeting, the general meeting shall stand adjourned for one week, on the same day, at the same time and in the same place. If no legal quorum shall be formed at the adjourned meeting one half hour after the time scheduled for the meeting, then one shareholder holding at least 25% of the issued share capital of the Company, who is present either in person or by proxy, shall constitute legal quorum.

12.4.	Entitlement to Vote

The record date for the purpose of a shareholder's entitlement to participate in and vote at the meeting, pursuant to Section 182 of the Companies Law and Section 3 of the Companies Regulations (Voting in Writing and Position Statements), 5766-2005, is June 21, 2010 (the "Record Date").

A shareholder who wishes to participate in and vote at the meeting will be entitled to do so if a confirmation regarding his holding of shares on the Effective Date, prepared in accordance with the Companies Regulations (Proof of Holding of a Share for the Purpose of Voting at the General Meeting), 5760-2000 had been delivered to the Company prior to the commencement of the meeting, as specified below.

A shareholder of the Company may participate in and vote at a meeting in person or may appoint a proxy who will be able to participate in the general meeting and to vote on his behalf (in accordance with the provisions of the Company’s articles of association). A letter of appointment appointing a proxy as aforesaid (the "Letter of Appointment") shall be drawn in writing and signed by the principal, and if the principal is a corporation, it shall be signed in a manner which duly binds the corporation. The Letter of Appointment shall be deposited at the Company's offices at least 48 hours before commencement of the meeting or the adjourned meeting, as the case may be.

Pursuant to the Companies Regulations (Proof of Holding of a Share for the Purpose of Voting at the General Meeting), 5760-2000, a shareholder in whose favor a share is registered with a TASE member, which share is included among the shares registered in the shareholders' register in the name of the transfer agent, who wishes to vote at the general meeting, will provide the Company with confirmation regarding his holding of the share on the Record Date, which must be received from the TASE member with which his right to the share is registered in accordance with the requirements of the said regulations.

12.5.	Deed of vote, Position Statements and Proxy Card

A shareholder may vote at the meeting with respect to the proposed resolutions that are on the agenda through a deed of vote as specified below. The language of the deed of vote and position statements in respect of the meeting may be found on the distribution website of the ISA at www.magna.isa.gov.il and on the website of Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il. A shareholder may approach the Company directly and receive therefrom, free of charge, the language of the deed of vote and the position statements. The vote shall be cast on the second part of the deed of vote, as published on the distribution website of the ISA, stated above.

A TASE member will send, free of charge, via e-mail, a link to the language of the deed of vote and the position statements on the distribution website of the ISA to any shareholder who is not registered in the shareholders’ register of the Company and whose shares are registered with the TASE member, if the shareholder shall have given notice to the same TASE member that he so wishes, provided that the notice is given with respect to a specific securities account and on a date prior to the Record Date.

A shareholder whose shares are registered with a TASE member may receive confirmation of the holding from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address in consideration for the delivery cost only, if he shall have so requested, provided that a request for this purpose shall be made in advance for a specific securities account.

In addition, shareholders whose shares are registered with American Stock Transfer ("AST") only, whether registered in such shareholders' name or held with a broker in the U.S., are entitled to vote their shares by delivering the proxy card to AST or to the broker through which the shares are held, as the case may be. The language of the proxy card may be viewed at the Company's website specified below, and will be sent to such shareholders. The votes may be cast by such shareholders only, according to the voting instructions set forth in the proxy card. The proxy card must be delivered to the Company's offices up to 48 hours before the date of the convening of the meeting.

The deed of vote and the documents that it is necessary to attach thereto (as specified in the deed of vote) must be delivered to the Company’s offices up to 72 hours before the date of the convening of the meeting, i.e. by July 18, 2010 at 10:30 a.m. For this purpose, the “date of delivery” is the date on which the deed of vote and the documents that it is necessary to attach thereto shall have arrived at the Company’s offices.

The last date for delivery of position statements to the Company is: July 1, 2010. The last date for delivery of the response of the board of directors to position statements, if and insofar as position statements of shareholders shall be submitted and the board of directors shall choose to submit its response to the said position statements, is: July 6, 2010.

A deed of vote and position statements shall be delivered by hand delivery or via registered mail.

As of June 14, 2010, the number of shares which constitute 5% of the total voting rights in the Company is 1,482,501 ordinary shares of the Company. As of the date of this report, the number of shares which constitute 5% of all of the voting rights which are not held by the controlling shareholder of the Company, as defined in Section 268 of the Companies Law, is 713,149 ordinary shares of the Company.

12.6.	Notice of a Personal Interest

Pursuant to the provisions of Section 276 of the Companies Law, a shareholder who participates in the vote at the meeting, whether in person or by proxy, shall notify the Company before the vote at the meeting, or if the vote is via deed of vote – on the deed of vote by marking in Part B of the deed of vote in the place designated therefor, whether or not he has a personal interest in the approval of the Engagements on the agenda of the meeting. If a shareholder or his proxy shall not have given notice as aforesaid, he shall not vote at the meeting and his vote will not be counted in the vote regarding the approval of the Engagements.

13.	Authority of the ISA

Pursuant to the Transaction with a Controlling Shareholder Regulations, within 21 days from the date of the filing of this report, the ISA or an employee who it shall have authorized therefor (the "ISA") may instruct the Company to provide, within such timeframe as the ISA shall determine, any explanation, specification, information and documents with respect to the Engagements, and instruct the Company to amend this report in such manner and on such date as it shall determine. In the event that an instruction is given to amend this report, the ISA may order the postponement of the date of the meeting to a date no earlier than 3 business days and no later than 21 days from the date of release of the amendment to this report.

14.	Inspection of the Immediate Report and Details on the Company's Representatives

A copy of this report is available for inspection at the Company’s offices at 3 Azrieli Center  (The Triangular Tower, 42nd floor), following advance coordination with the Company's secretarial office  at Telephone: 972-3-6075555 on Sunday – Thursday (excluding holiday eves and holidays) between  9:00 a.m. and 4:00 p.m. until the date of the convening of the meeting  as well as on the website of the ISA at: www.magna.isa.gov.il. In addition, a copy of this report will be available on the Company's website at www.elron.com, and on the distribution website of the Securities and Exchange Commission at www.sec.gov. The Company's representative for the purpose of the handling of this transaction report is Adv. Ofer Hanoh from the law offices of Gross, Kleinhendler, Hodak, HaLevy, Greenberg and Co. whose address is 1 Azrieli Center (the Circular Tower, 40th Floor), Tel Aviv Tel:972-3-6074444 Fax: 972-3-6074499.

Appendixes – The following appendixes are attached to this report:

Appendix A – Details of the Director Nominees

Appendix B – The Form of the Declaration of the Directors Nominated for Reelection

Appendix C – Proxy Card

Sincerely,

Elron Electronic Industries Ltd.

Details of the signatories on behalf of the Company and a description of their position:

Ari Bronshtein, Co Chief Executive Officer

Yaron Elad, VP and Chief Financial Officer

Appendix A

Name:	Shay Livnat
Identification Number:	055443915
Date of Birth:	September 13, 1958
Address for service of legal proceedings:	7 Lotem, Bnei Zion 60910
Nationality:	Israel
Membership on Board of Directors Committees:	No
Does he serve as an external director or as an independent director:	No
Does he have accounting and financial expertise:	No
Is he an employee of the Company, a subsidiary, an affiliated company, or of a related party, and the position he fills:	No
Position as director in effect as of:	June 7, 2005
Education:	B.Sc. in Electrical Engineering from Fairleigh Dickinson University, NJ, USA
Occupation during last five years:	President and CEO of Zoe Holdings Ltd.
Additional companies in which he serves as a director:
IDB Development Corporation Ltd., Clal Industries and Investments Ltd., Clal Insurance Enterprises Holdings Ltd., Cellcom Israel Ltd., Taavura Holding Ltd., Carmen Assets & Investments Ltd., Carmen Financing (1994) Ltd., Carmen Management And Assets (1997) Ltd., Or Asaf Investments Ltd., A. Livnat Mataim Ltd., Ahava Holdings Ltd., O.P.S.I. (International Handling) Ltd., Universal Trucks Israel Ltd., Shay Livnat Holdings Ltd., Kama Communications (1996) Ltd., Phone-Or Ltd., and additional companies in the Avraham Livnat, Taavura and IDB group.

Is he a family member of another related party at the Company:	Yes – the son of Avraham Livnat, an (indirect) controlling party of IDB Holding Corporation Ltd., an (indirect) controlling party of the Company
Is he considered as having financial and accounting expertise for purpose of compliance with the minimum number determined by the Board of Directors:	No

Name:	Arieh Ovadia
Identification Number:	78284338
Date of Birth:	December 25, 1948
Address for service of legal proceedings:	11A HaShomer, Ra'anana
Nationality:	Israel
Membership on Board of Directors Committees:	Yes – Investment Committee
Does he serve as an external director or as an independent director:	No
Does he have accounting and financial expertise:	Yes
Is he an employee of the Company, a subsidiary, an affiliated company, or of a related party, and the position he fills:	No
Position as director in effect as of:	March 11, 2007
Education:
Ph.D. in Economics from the Wharton School of Business, University of Pennsylvania; Bachelors degree in Accounting and Economics from Tel Aviv University; Masters degree in Accounting and Finance from Tel Aviv University

Occupation during last five years:
Chairman of the Board of Directors – Giron - Development And Building Ltd., Chairman of the Board of Directors – Destiny Holdings (1993) Ltd., Chairman of the Board of Directors – Teva Naot - Distribution Ltd., Chairman of the Board of Directors – Na'alei Naot Agricultural Cooperative for Businesses Ltd., Chairman of the Board of Directors – Nadlan.com Israel Ltd., Chairman of the Board of Directors – Peer Stream Ltd., Managing Director – Shamrock Israel Growth Fund Advisors Ltd.

Additional companies in which he serves as a director:
Israel Discount Bank Ltd., Shamrock - Cinema City Ltd., Destiny Holdings (1993) Ltd., Destiny Assets (1991) Ltd., Israel Petrochemical Ltd., Hadar Givun Investments Ltd.,, Strauss Group Ltd., Scaelix Corporation Ltd., Compugen Ltd., Carmel Olefins Ltd., Polar Investments Ltd., Intercure Ltd., I.Q.S. Shalev Ltd., I.Q.S. Hydraulics Ltd., Maxtech Technologies Ltd., Maxtech Communication Networks Ltd., Mantisvision Ltd., Paycard Ltd., Wirenet Wireless Communication Ltd., Adsmarket G.M. Ltd., Telem Finance Solutions Ltd., B-A.O. Adav Consultants Ltd., B-A.O. Consultants & Management (2007) Ltd., Baonch Consultants Ltd., Benjamin Ovadia Consultants (2007) Ltd., BG.I.Tech Ltd.

Is he a family member of another related party at the Company:	No
Is he considered as having financial and accounting expertise for purpose of compliance with the minimum number determined by the Board of Directors:	Yes

Name:	Dori Manor
Identification Number:	022852453
Date of Birth:	May 26, 1967
Address for service of legal proceedings:	17 Kerem HaZeitim, Savyon
Nationality:	Israel
Membership on Board of Directors Committees:	No
Does he serve as an external director or as an independent director:	No
Does he have accounting and financial expertise:	Yes
Is he an employee of the Company, a subsidiary, an affiliated company, or of a related party, and the position he fills:	No
Position as director in effect as of:	August, 13, 2003
Education:	B.Sc. in Industrial Engineering from Tel Aviv University; M.B.A. in Business Administration from INSEAD in France
Occupation during last five years:	CEO of companies in the automotive industry belonging to the David Lubinski Ltd. group
Additional companies in which he serves as a director:	Discount Investment Corporation Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Clal Industries and Investments Ltd. and other companies in the David Lubinski group
Is he a family member of another related party at the Company:	The son of Isaac and Ruth Manor, (indirect) controlling parties of IDB Holding Corporation Ltd., an (indirect) controlling party of the Company
Is he considered as having financial and accounting expertise for purpose of compliance with the minimum number determined by the Board of Directors:	Yes

Name:	Avi Fischer
Identification Number:	054185608
Date of Birth:	December 18, 1956
Address for service of legal proceedings:	3 Azrieli Center, 45th floor, Tel Aviv 67023
Nationality:	Israel
Membership on Board of Directors Committees:	No
Does he serve as an external director or as an independent director:	No
Does he have accounting and financial expertise:	No
Is he an employee of the Company, a subsidiary, an affiliated company, or of a related party, and the position he fills:	Yes – Deputy CEO of IDB Holding Corporation Ltd., an (indirect) controlling party of the Company
Position as director in effect as of:	August 13, 2003
Education:	LL.B. in Law from Tel Aviv University
Occupation during last five years:
Director and Co-CEO – Clal Industries and Investments Ltd., Deputy CEO – IDB Holding Corporation Ltd., Director in the following companies: IDB Development Corporation Ltd. (Deputy Chairman), Ganden Holdings Ltd. (Vice Chairman), Clal Biotechnology Industries Ltd. (Chairman), Chairman of the Board of Directors – Infinity Israel China Fund Partners Ltd., Fundtech Ltd. (Chairman), Ganden Investments (2000) Ltd. (Vice Chairman), "Matan – Your Way to Give" (Co-Chairman), Partner – Fischer Behar Chen Well Orion & Co. Law Firm, President of the Public Committee of  "Adopt a Battalion"  project of the Friends of the Israel Defense Forces,  Member of the Managing Committee of the Israel Democracy Institute

Additional companies in which he serves as a director:
Discount Investment Corporation Ltd., Elron Electronic Industries Ltd., Hadera Paper Ltd., Koor Industries Ltd., Makhteshim Agan Industries Ltd., Ganden Investments IDB Ltd., Ganden Technologies Ltd., Noga M.G.A. Investments Ltd., Oshir Holdings Ltd., Aviv Yael Daroma Ltd., Tiferet Brown Ltd., Avi Vered Fischer Investments Ltd., Avi Fischer Law Firm

Is he a family member of another related party at the Company:	No
Is he considered as having financial and accounting expertise for purpose of compliance with the minimum number determined by the Board of Directors:	No

Name:	Ami Erel
Identification Number:	04871265
Date of Birth:	April 27, 1947
Address for service of legal proceedings:	Discount Investment Corporation Ltd., 3 Azrieli Center, Tel Aviv 67023
Nationality:	Israel
Membership on Board of Directors Committees:	No
Does he serve as an external director or as an independent director:	No
Does he have accounting and financial expertise:	Yes
Is he an employee of the Company, a subsidiary, an affiliated company, or of a related party, and the position he fills:	Yes – is employed at Discount Investment Corporation Ltd. (a Controlling party of the Company) in the position of President and CEO
Position as director in effect as of:	November 1, 1999
Education:	B.Sc. in Electrical Engineering from the Technion, Israel
Occupation during last five years:	President and CEO – Discount Investment Corporation Ltd., Chairman of the Board of Directors – Cellcom Israel Ltd., CEO – NetVision Ltd.
Additional companies in which he serves as a director:
Chairman of the Boards of Directors or Board member of various subsidiaries of Discount Investment Corporation Ltd., including NetVision Ltd. (Chairman), Koor Industries ltd. (Chairman), Shufersal Ltd., Property & Building Corporation Ltd., Makhteshim Agan Industries Ltd. and other companies in the Discount Investment Corporation Ltd. group

Is he a family member of another related party at the Company:	No
Is he considered as having financial and accounting expertise for purpose of compliance with the minimum number determined by the Board of Directors:	Yes

Name:	Rona Dankner
Identification Number:	066246406
Date of Birth:	May 14, 1983
Address for service of legal proceedings:	3 Azrieli Center, Triangle Building, Tel Aviv 67023
Nationality:	Israel
Membership on Board of Directors Committees:	No
Does he serve as an external director or as an independent director:	No
Does he have accounting and financial expertise:	No
Is he an employee of the Company, a subsidiary, an affiliated company, or of a related party, and the position he fills:	Yes – serves as Portfolio Companies Liaison at Discount Investment Corporation Ltd., a related party of the Company
Position as director in effect as of:	October 7, 2008
Education:	B.A. in Business Administration from the Interdisciplinary Center in Herzeliya, Israel
Occupation during last five years:	Portfolio Companies Liaison – Discount Investment Corporation Ltd.; Undergraduate Business Administration student – Interdisciplinary Center in Herzeliya, Israel
Additional companies in which he serves as a director:	Property & Building Corporation Ltd.
Is he a family member of another related party at the Company:	Yes – the daughter of Nochi Dankner, an (indirect) controlling party of IDB Holding Corporation Ltd.
Is he considered as having financial and accounting expertise for purpose of compliance with the minimum number determined by the Board of Directors:	No

Name:	Gabi Barbash
Identification Number:	30283352
Date of Birth:	September 13, 1949
Address for service of legal proceedings:	17B Bnei HaNevi'im, Ramat Gan
Nationality:	Israel
Membership on Board of Directors Committees:	No
Does he serve as an external director or as an independent director:	No
Does he have accounting and financial expertise:	No
Is he an employee of the Company, a subsidiary, an affiliated company, or of a related party, and the position he fills:	No
Position as director in effect as of:	May 21, 2003
Education:	M.D. from the Hebrew University of Jerusalem, Hadassah Medical School, Masters in Public Health from Harvard University in Boston
Occupation during last five years:	Director General of the Tel Aviv Sourasky Medical Center, Chairman of the Health Corporation adjacent to the Tel Aviv Sourasky Medical Center
Additional companies in which he serves as a director:	Clal Biotechnology Industries Ltd., BioActivity Ltd., Chairman of the start-up "Oplon"
Is he a family member of another related party at the Company:	No
Is he considered as having financial and accounting expertise for purpose of compliance with the minimum number determined by the Board of Directors:	No

Name:	Avraham Asheri
Identification Number:	000954768
Date of Birth:	January 24, 1938
Address for service of legal proceedings:	12 Ishpeh, Mevaseret Zion, 90805
Nationality:	Israel
Membership on Board of Directors Committees:	Yes – Chairman of the Audit Committee, Chairman of the Investment Committee
Does he serve as an external director or as an independent director:	No
Does he have accounting and financial expertise:	Yes
Is he an employee of the Company, a subsidiary, an affiliated company, or of a related party, and the position he fills:	No
Position as director in effect as of:	December 14, 1999
Education:	Bachelors in Economics and Political Science from the Hebrew University
Occupation during last five years:
Director – Koor Industries Ltd., Director – Radware Ltd., External Director – Mikronet Ltd., External Director – Africa Israel Investments Ltd., Financial Advisor – Rad Bynat Assets & Services Ltd., Financial Advisor – Avnet Communications Ltd., Director – Elbit Systems Ltd., Director – Discount Mortgage Bank Ltd.

Additional companies in which he serves as a director:	Director – Koor Industries Ltd., Director – Radware Ltd., External Director – Mikronet Ltd., , Director – Elbit Systems Ltd., Director – Discount Mortgage Bank Ltd.
Is he a family member of another related party at the Company:	No
Is he considered as having financial and accounting expertise for purpose of compliance with the minimum number determined by the Board of Directors:	Yes

Name:	Arie Mientkavich
Identification Number:	00129320
Date of Birth:	September 28, 1942
Address for service of legal proceedings:	1 HaShalom, Tel Aviv
Nationality:	Israel
Membership on Board of Directors Committees:	No
Does he serve as an external director or as an independent director:	No
Does he have accounting and financial expertise:	Yes
Is he an employee of the Company, a subsidiary, an affiliated company, or of a related party, and the position he fills:	No
Position as director in effect as of:	January 8, 2007
Education:	LL.B. in Law – Hebrew University in Jerusalem; B.A. in Political Science – Hebrew University in Jerusalem
Occupation during last five years:
Vice Chairman of the Board of Directors – IDB Holding Corporation Ltd.; Chairman of the Board of Directors – Elron Electronic Industries Ltd.; Chairman of the Board of Directors RDC – Rafael Development Corporation Ltd.; Director of Given Imaging Ltd.; Director of NuLens Ltd.; Acting Chairman of the Board of Directors – Gazit Globe Ltd.; Chairman of the Board of Directors – Gazit Globe Israel (Development) Ltd., Chairman of the Board of Directors – Israel Discount Bank Ltd. and its main subsidiaries, Israel Discount Bank of New York  and Mercantile Discount Bank Ltd.

Additional companies in which he serves as a director:
Vice Chairman of the Board of Directors – IDB Holding Corporation Ltd.; Chairman of the Board of Directors – RDC – Rafael Development Corporation Ltd.; Director of Given Imaging Ltd.; Director of NuLens Ltd.; Acting Chairman of the Board of Directors – Gazit Globe Ltd.; Chairman of the Board of Directors – Gazit Globe Israel (Development) Ltd.

Is he a family member of another related party at the Company:	No
Is he considered as having financial and accounting expertise for purpose of compliance with the minimum number determined by the Board of Directors:	Yes

Appendix B

Elron Electronic Industries Ltd.

Dear Sir / Madam,

Re:	Declaration of Candidate to Act as a Director Pursuant to the Provisions of Section 224B of the Companies Law, 5759-1999

I the undersigned, _____, bearer of I.D. no. ________, acting as director at Elron Electronic Industries Ltd. (the “Company”) and agreeing that my term of office be renewed at the annual general meeting to be convened by the Company, do hereby declare and confirm as follows:

6.
I have the required qualifications and the ability to dedicate the appropriate time to discharge the office of director at the Company, in consideration, inter alia, of the special needs and size of the Company.

7.	Considering the provisions of Section 1 above, specified below are my said qualifications:

7.1. Education: (please state the type of degree and the name of the academic institution): ___________________________________________________
_______________________________________________________________________________________________________________________
_______________________________________________________________________________________________________________________

7.2. Professional experience (including as a director): _____________________________________________________________________________
_______________________________________________________________________________________________________________________
_______________________________________________________________________________________________________________________

8.	In the five years preceding the date of this declaration:

8.1.  I have not been convicted in a final and conclusive judgment of any of the offences according to Sections 290-297, 392, 415, 418-420 and 422-428 of the Penal Law, 5737-1977, and according to Sections 52C, 52D, 53(a) and 54 of the Securities Law, 5728-1968.

8.2.  I have not been convicted in a final and conclusive judgment by a court outside of Israel of offenses of bribery, fraud, corporate manager offences or offences of use of inside information.

8.3.  I have not been convicted in a final and conclusive judgment of another offence which a court has ruled that, due to the nature, gravity or circumstances of which, I am not appropriate to act as a director of a public company.

9.	I am not a minor, incapacitated and I have not been declared bankrupt.

10.	None of my other positions or occupations do or may create a conflict of interest with my position as director at the Company, or will prejudice my ability to act as a director.

11.
I undertake to notify the Company if any of the conditions stated in this declaration above shall cease to be fulfilled, immediately after learning thereof, and I am aware that my office as director at the Company shall expire on the date of the giving of such notice.

12.
I am aware that the Company has relied on the statements made in this declaration when approving my office at the Company; and that this declaration shall be kept at the Company’s registered office and shall be available for inspection by any person, and be included in the Company’s public reports.

Date	Signature

Appendix C

ELRON ELECTRONIC INDUSTRIES LTD.
THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 21, 2010

The undersigned hereby constitutes and appoints ARIE MIENTKAVICH and PAUL WEINBERG and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on June 21,  2010 at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Tower, 42nd Floor, Tel-Aviv, Israel, on July 21, 2010, at 10:30 am (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

Please mark your vote in blue or black ink as shown here ☒

1.
Proposal No. 1 – To approve the Company entering into an agreement with IDB Development Corporation Ltd. ("IDB") relating to the IDB's use of the Company's available office space from time to time as described in Section 1 of the Company's Immediate Report dated June 15, 2010.

❑FOR                                           ❑AGAINST                                                       ❑ABSTAIN

PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN ABOVE PROPOSAL.

❑YES                                           ❑NO

2.
Proposal No. 2 – To approve the Company entering into an agreement with IDB to receive computer systems technical support services from IDB's support center as described in Section 2 of the Company's Immediate Report dated June 15, 2010.

❑FOR                                           ❑AGAINST                                                       ❑ABSTAIN

PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN ABOVE PROPOSAL.

❑YES                                           ❑NO

Under the Companies law, 1999 you are required to indicate whether or not you have a personal interest in the resolutions described in Proposals 1 and 2 above,  which shall include the personal interest of any of your relatives or any entity in which you or any of your relatives (i) holds 5% or more of the issued and outstanding share capital or voting rights, or (ii) has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States), or (iii) is a director or a general manager.

An interest resulting merely from the holding of a company's shares shall not be deemed to be a personal interest.

IF YOU FAIL TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN ANY OF PROPOSALS IN 1 AND 2 ABOVE, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR WITH RESPECT TO THE RESOLUTIONS DESCRIBED IN THE ABOVE PROPOSALS.

3.	Proposal No. 3 - To elect Arie Mientkavich, Avraham Asheri, Gabi Barbash, Rona Dankner, Ami Erel, Avraham Fischer, Shay Livnat, Dori Manor and Arieh Ovadia as directors of the Company until the next annual general meeting of the Company, in addition to the external directors who hold office.

❑FOR  All Nominees                ❑withhold authority for all nominees            ❑ For all except (See instructions below)

־ Arie Mientkavich
־ Avraham Asheri
־ Gabi Barbash
־ Rona Dankner
־ Ami Erel
־ Avraham Fischer
־ Shay Livnat
־ Dori Manor
־ Arieh Ovadia

INSTRUCTION: To withhold authority to vote for any
individual nominee(s), mark “FOR ALL EXCEPT” and fill in
the circle next to each nominee you wish to withhold as
shown here : ●

4.
Proposal No. 4 - To Appoint Kost, Forer, Gabbay & Kasierer as the Company's auditors for another term until the next annual general meeting of the Company and authorize the Audit Committee and the Board of Directors to determine the audit fees

❑FOR                                           ❑AGAINST                                                       ❑ABSTAIN

5.
Proposal No. 5 – To approve payment of a special bonus in the amount of NIS 950,000 to the Chairman of the Board of Directors, Mr. Arie Mientkavich in light of his activities and special contribution to the Company's activities in 2009.

❑FOR                                           ❑AGAINST                                                       ❑ABSTAIN

6.	Proposal No. 6 – To approve payment of a special bonus in the amount of NIS 600,000 to Prof. Gabi Barbash, a director of the Company, in light of his activities and contribution to 3DV Systems Ltd.

❑FOR                                           ❑AGAINST                                                       ❑ABSTAIN

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in the Proposal listed above.

Dated: ______________________, 2010

________________________________
IMPORTANT: Please sign exactly as
name appears at the left. Each joint
owner should sign. Executors,
administrators, trustees, etc. should
indicate the capacity in which they sign.